Commission File Number 001-31914

Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that the Company proposes to make amendments to its articles of association (the “Articles of Association”) in accordance with the latest regulations and regulatory requirements.

The proposed amendments to the Articles of Association shall be subject to the approval by the shareholders of the Company by way of special resolution at a general meeting. A circular containing, among others, details of the proposed amendments to the Articles of Association, and the notice of the general meeting will be dispatched to the shareholders of the Company in due course.

The proposed amendments to the Articles of Association are set out below:

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

1

Article 1

China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Special Regulations of the State Council on Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

Article 1

China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the Special Regulations of the State Council on Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), the Reply of the State Council on the Adjustment of the Notice Period for General Meeting and Other Matters Applicable to the Overseas Listed Companies, and other relevant national laws and administrative regulations.

2

Article 44

No change may be made in the register of shareholders of H Shares for the purpose of share transfer within thirty (30) days prior to the date of a shareholders’ general meeting, or within five (5) days prior to the record date for the Company’s distribution of dividends. Any changes in the register of shareholders of A Shares shall be subject to applicable provisions of the PRC laws and regulations.

Article 44

Where laws, administrative regulations, departmental rules, regulatory documents and the relevant stock exchange or regulatory authority of the place where the shares of the Company are listed stipulate on the period of closure of the register of shareholders prior to a shareholders’ general meeting or the record date of the Company for the purpose of distribution of dividends, such provisions shall prevail.

3

Article 71

When the Company convenes a shareholders’ general meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. A shareholder who intends to attend the meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the meeting.

Article 71

When the Company convenes an annual general meeting, written notice of the meeting shall be given not less than twenty (20) working days before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. When the Company convenes an extraordinary general meeting, written notice of the meeting shall be given not less than fifteen (15) days or ten (10) working days (whichever is longer) before the date of the meeting.

If the notice period of a shareholders’ general meeting as required by the regulatory requirements and listing rules of the place where the shares of the Company are listed exceeds the period specified in the first paragraph above, such provisions shall prevail.

4

Article 74

The Company shall, based on the written replies which it receives from shareholders at least twenty (20) days before the date of the shareholders’ general meeting, calculate the number of voting shares represented by the shareholders who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amounts to more than one-half of the Company’s total voting shares, the Company may hold the meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the meeting. The Company may then hold the meeting after publication of such announcement.

No shareholders’ general meeting shall decide on the matters not stated in the notice for the meeting.

Article 74 No resolution shall be passed at the shareholders’ general meeting in respect of any matters not specified in the notice of the shareholders’ general meeting.

5

Article 76

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic- Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

Article 76

Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the shareholders’ general meeting may also be issued by way of public announcement.

The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council pursuant to the notice period requirement under these Articles of Association; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

6

Article 125

When the Company convenes a class meeting, written notice of the meeting shall be given not less than forty-five (45) days before the date of the class meeting to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting. A shareholder who intends to attend the class meeting shall deliver to the Company his written reply concerning his attendance at such meeting not less than twenty (20) days before the date of the class meeting.

If the number of voting shares represented by the shareholders who intend to attend the class meeting amounts to more than one-half of the total voting shares of that class, the Company may hold the class meeting; if not, the Company shall, within five (5) days, notify the shareholders by way of public announcement of the matters to be considered and the date and place of the class meeting. The Company may then hold the class meeting after publication of such announcement.

Article 125

When the Company convenes a class meeting, written notice of the meeting shall be given pursuant to the notice period requirement for convening a shareholders’ general meeting under these Articles of Association to notify all shareholders who are registered as holders of that class in the register of shareholders of the matters to be considered and the date and place of the class meeting.

7

Article 163

The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and assets and liabilities management committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Article 163

The Company’s Board of Directors shall have five (5) special committees, namely, the audit committee, the risk management and consumer rights protection committee, the nomination and remuneration committee, the strategy and assets and liabilities management committee, and the connected transactions control committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

8

Article 164

The audit committee shall be composed of three (3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.

Article 164

The audit committee shall be composed of three (3) to five (5) directors, the risk management and consumer rights protection committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors, and the connected transactions control committee shall be composed of three (3) to seven (7) directors.

By Order of the Board

China Life Insurance Company Limited Heng Victor Ja Wei

Company Secretary

Hong Kong, 25 August 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie,

Lam Chi Kuen